EXHIBIT 99.1
SEABRIDGE GOLD
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	May 1, 2014

Seabridge Gold Publishes 2013 Annual Report

Toronto, Canada… Seabridge Gold announced today that its 2013 Annual Report is now available on its website at www.seabridgegold.net/sharefinrep.php. In every annual report, the Company reviews the success of its programs for the year just ended measured against previously announced goals and sets out its plans and objectives for the current year.

The Company’s principal assets are the 100% owned KSM property located near Stewart, British Columbia, Canada and the 100% owned Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

                    ON BEHALF OF THE BOARD

"Rudi Fronk"
Chairman and C.E.O.

      For further information please contact:
      Rudi P. Fronk, Chairman and C.E.O.
      Tel: (416) 367-9292   •  Fax: (416) 367-2711
      Email:  info@seabridgegold.net